For the years ended December 31, 1995 through 2001, KPMG LLP ("KPMG") served as independent auditor for the Z-Seven Fund, Inc. (the "Fund"). On March 27, 2002 KPMG resigned as independent auditors for the Fund, and on July 29, 2002, the Fund's Board of Directors selected Tait, Weller & Baker as independent auditors for the Fund for the year ended December 31, 2002. KPMG's resignation and the Board's selection of Tait, Weller & Baker did not result from any dispute between the Fund and KPMG, and KPMG's reports for the last two years did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. In addition, during the last two years and through the date of this filing there were no disagreements between the Fund and KPMG as to any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure